Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

January 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Lewis

Shannon Menjivar

Patrick Costello

Pam Howell

Re:	Sound Point Acquisition Corp I, Ltd

Draft Registration Statement on Form S-1

Submitted September 7, 2021

CIK No. 0001880968

Ladies and Gentleman:

On behalf of our client Sound Point Acquisition Corp I, Ltd, a Cayman Islands exempted company (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 1, 2021 (the “Comment Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is publicly filing the revised Registration Statement (the “Public Filing”) with the Commission. The Public Filing includes revisions made in response to the comment of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Public Filing that has been marked to show changes made to the Registration Statement confidentially submitted on September 7, 2021.

The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment. References in the response to page numbers and section headings refer to page numbers and section headings in the Public Filing.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 26, 2022

Draft Registration Statement on Form S-1 submitted September 7, 2021

Capitalization, page 91

1.

We note that you are offering 30,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 26,838,212 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 30,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 94, 95, 96, 97 and F-11 to reflect all 20,000,000 Class A ordinary shares as subject to possible redemption, which reflects the revised number of Class A ordinary shares that are expected be outstanding following the offering (assuming the underwriters do not exercise their over-allotment option).

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	Stephen Ketchum, Chairman and Chief Executive Officer
Marc Sole, President
David Grill, Chief Financial Officer
Richard J. Birns, Gibson, Dunn & Crutcher LLP